UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from__________to__________
Commission file number: 1-8972
A. Full title and address of the plan, if different from that of the issuer named below:
INDYMAC BANK, F.S.B. 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
INDYMAC BANCORP, INC.
888 East Walnut Street
Pasadena, California 91101-7211

FINANCIAL STATEMENTS AND EXHIBITS
(a)	Financial Statements

Filed as a part of this report on Form 11-K are the audited statements of net assets available for benefits of IndyMac Bank, F.S.B. 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the related schedules were prepared in accordance with the financial reporting requirements of ERISA.

(b)	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm
SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IndyMac Bank, F.S.B. 401(k) Plan (Name of Plan)
Date: June 20, 2007	By:	/s/ A. Scott Keys
		Name:	A. Scott Keys
		Title:	Executive Vice President, Chief Financial Officer

IndyMac Bank, F.S.B. 401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
The Board of Directors and Employee Benefits Fiduciary Committee
IndyMac Bank, F.S.B. 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of IndyMac Bank, F.S.B. 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 and supplemental schedule of delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Los Angeles, California
June 1, 2007

IndyMac Bank, F.S.B. 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets
Investments, at fair value	$145,319,242	$101,377,963
Receivables:
Employer’s contributions	939	—
Participants’ contributions.	4,018	—

Total receivables	4,957	—

Net assets available for benefits	$145,324,199	$101,377,963

The accompanying notes are an integral part of these statements.

IndyMac Bank, F.S.B. 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2006	2005
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$11,850,007	$5,507,072
Dividends	1,395,164	936,538
Interest on participant notes receivable	246,165	131,372
Other	665	818

	13,492,001	6,575,800

Contributions:
Participants	27,788,208	20,716,336
Employer	8,362,868	6,300,602
Rollovers	3,818,722	2,931,039

	39,969,798	29,947,977

Total additions	53,461,799	36,523,777

Deductions from net assets attributed to:
Distributions to participants	9,201,050	8,337,421
Administrative expenses	314,513	260,181

Total deductions	9,515,563	8,597,602

Net increase	43,946,236	27,926,175

Net assets available for benefits:
Beginning of year	101,377,963	73,451,788

End of year	$145,324,199	$101,377,963

The accompanying notes are an integral part of these statements.

INDYMAC BANK, F.S.B. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 and 2005
NOTE 1 — DESCRIPTION OF PLAN
IndyMac Bank, F.S.B. (“Indymac”), a wholly-owned subsidiary of IndyMac Bancorp, Inc. (together, the “Company”), adopted the IndyMac Bank, F.S.B. 401(k) Plan (the “Plan”) for the benefit of the Company’s employees. The Plan was established to provide retirement savings benefits to eligible employees of the Company. Principal Life Insurance Company is the Plan recordkeeper and Principal Trust Company is the Plan custodian. The IndyMac Bank, F.S.B. Employee Benefits Fiduciary Committee (the “Fiduciary Committee”) has the responsibility to administer the Plan.
The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
GENERAL
The Plan is a defined contribution plan covering all eligible employees of the Company and provides for retirement, disability, death and termination benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
CONTRIBUTIONS
For the plan year ended December 31, 2006, participants could contribute up to 40% of annual eligible compensation (consistent with 2005) to a maximum of $15,000 of pre-tax contributions, as defined in the Plan, as compared to a maximum of $14,000 of pre-tax contributions for the plan year ended December 31, 2005. Effective January 1, 2007, the contribution deferral amount was increased to a maximum of $15,500 on a pre-tax basis for 2007. The Plan also allows eligible participants to contribute catch-up contributions of up to $5,000 for 2007, which is consistent with 2006 and an increase from $4,000 for 2005. Participants may also contribute amounts representing distributions from other qualified plans (rollover contributions). The Company may determine, at its discretion, employer matching contributions to be made. During the years ended December 31, 2006 and 2005, the Company matched 75 cents for every dollar contributed by the participant on the first 3% of the eligible pay the participant contributed to the Plan and 25 cents for every dollar contributed by the participant on the second 3% of the eligible pay contributed to the Plan. Employer matching contributions totaled $8.4 million and $6.3 million for the years ended December 31, 2006 and 2005, respectively. All employer contributions were made in cash.
PARTICIPANT ACCOUNTS
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations of Plan earnings are based upon the number of units of the Plan in each participant’s account. Forfeited balances of terminated participants’ nonvested accounts can be applied as employer contributions made in advance, and can be used to reduce the Company’s future contributions and administrative fees. Participants may transfer funds between any of their investment funds except their Countrywide Financial Corporation common stock fund, from which only transfers out are permitted. There were 7,788 and 5,788 participants with an account balance in the Plan as of December 31, 2006 and 2005, respectively.
VESTING
Participants are immediately vested in their contributions plus actual investment returns thereon. Vesting in the Company’s contribution portion of their account plus actual investment returns thereon is based on years of continuous service. A participant vests at the rate of 20% per year until becoming fully vested after 5 years of service.
INVESTMENT OPTIONS
Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options described below:

Indymac Bank Top Tier Money Market Savings Account
Monies are invested in Indymac’s FDIC insured top tier money market savings account. This investment option serves as the default investment fund for Plan participants.
Principal Pooled Separate Accounts
Money Market — Monies are invested in high-quality, short-term money market instruments.
Government & High Quality Bond — Monies are normally invested in securities that are issued by the U.S. government, its agencies or instrumentalities. Monies may also be invested in mortgage-backed securities representing an interest in a pool of mortgage loans.
Large Cap Stock Index — Monies are normally invested in 500 of the nation’s largest companies - the same companies found in the Standard & Poor’s 500 Stock Index (S&P 500).
Large Company Growth — Monies are invested in stocks of large seasoned companies deemed to have strong earnings growth potential. Up to 25% of assets may be invested in foreign securities.
Large Company Value — Monies are invested in stocks of companies with large market capitalizations at the time of purchase. Up to 25% of assets may be invested in foreign securities.
Mid-Cap Stock Index — Monies are primarily invested in common stocks of companies that compose the S&P 400 Mid Cap Stock Index, an index of 400 commonly traded mid-cap stocks.
Small-Cap Stock Index — Monies are primarily invested in common stocks of companies that compose the S&P 600 Small Cap Index, an index of 600 commonly traded small cap stocks.
Mutual Funds
American Century Small Cap Value Investment — This fund seeks long-term capital growth and normally invests at least 80% of its assets in equity securities of U.S. companies with small market capitalizations.
American Funds Growth Fund of America R3 — This fund seeks capital growth and invests primarily in common stocks which the fund management believes are reasonably priced and represent solid long-term investment opportunities. Up to 15% of assets may be invested in securities of issuers domiciled outside of the United States and Canada, and not included in Standard & Poor’s 500 Composite Index. The fund may invest up to 10% of assets in lower quality nonconvertible debt securities.
American Funds EuroPacific Growth R3 — This fund seeks long-term capital growth and normally invests at least 80% of its assets in equity securities of issuers domiciled in Europe and the Pacific Basin.
T. Rowe Price Science & Technology — This fund seeks long-term capital growth and normally invests at least 80% of its assets in companies, both foreign and domestic, that seek to develop or use scientific and technological advances.
T. Rowe Price Mid-Cap Growth — This fund seeks long-term growth of capital and normally invests at least 80% of its assets in mid-cap common stocks with above-average growth potential. Also, the fund may invest in other securities including foreign stocks, futures, and options.
T. Rowe Price Equity-Income — This fund seeks dividend income and potential for capital appreciation is also considered. The fund will normally invest at least 80% of its assets in common stocks, with 65% in the common stocks of well-established companies paying above-average dividends and may also purchase other securities including foreign stocks, futures, and options.
Vanguard Growth & Income — This fund seeks a total return greater than that of the S&P 500 Index on an annual basis. The fund invests at least 65% of its assets in securities included in the S&P 500 Index.
Vanguard Asset Allocation — This fund seeks to maximize long-term total return and allocates assets among common stocks, bonds, and money-market instruments. It may invest up to 100% of assets in any one of the three asset classes.

Vanguard Total Bond Market Index — This fund seeks to replicate the performance of a broad, market-weighted bond index. As such, the fund invests at least 80% of its assets in bonds held in the index and attempts to keep its portfolio dollar-weighted average maturity in line with that of the index.
Vanguard Explorer — This fund seeks long-term growth of capital and invests primarily in equity securities of small companies. These companies tend to be unseasoned but are considered to have superior growth potential.
Common Stock
IndyMac Bancorp, Inc. Common Stock — Monies are invested in the common stock of IndyMac Bancorp, Inc.
Countrywide Financial Corporation Common Stock — Monies are invested in the common stock of Countrywide Financial Corporation. The participants of the Plan can no longer contribute to this investment option.
PARTICIPANT NOTES RECEIVABLE
Participants may elect to borrow from their account a minimum of $1,000 up to a maximum of the lesser of $50,000, or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a reasonable rate, not in excess of that permitted by law. Principal and interest are paid ratably through monthly payroll deductions.
PAYMENT OF BENEFITS
On separation from service, a participant may elect to receive an amount equal to the vested value of his or her account through a lump-sum distribution. If the participant has invested in the pooled or mutual funds, he or she will receive distributions in cash. If the participant has invested in the IndyMac Bancorp, Inc. or Countrywide Financial Corporation stock, he or she can elect to receive distribution in either cash or shares.
Additionally, the Plan is subject to the annual minimum distribution requirements determined by the Treasury Regulations under Section 401(a)(9) of the Internal Revenue Code.
FORFEITED ACCOUNTS
At December 31, 2006 and 2005, forfeited nonvested accounts totaled $1.9 million and $1.2 million, respectively. These amounts were used to reduce subsequent employer contributions or administrative fees.
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
BASIS OF ACCOUNTING
The financial statements of the Plan are prepared under the accrual method of accounting. Certain prior year amounts have been reclassified to conform to the current year presentation.
USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
INVESTMENT VALUATION AND INCOME RECOGNITION
The Plan’s investments are stated at fair value. The value of each pooled separate account is determined at the close of each business day by Principal Life Insurance Company based on market values of the underlying investment securities. Common stocks are valued based upon the stock price at the last reported sales price on the last business day of the plan year. Mutual funds are valued at quoted market prices that represent the net asset values of underlying shares held by the Plan as of year-end. Money market funds and participant notes receivable are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual method. Dividends are recorded on the ex-dividend date.
NOTE 3 — INVESTMENTS
Principal Trust Company is the custodian of the Plan and trustee with respect to all assets in the Plan except for Indymac Bancorp, Inc. and Countrywide Financial Corporation common stock held at Bankers Trust Company, N.A. The fair values and the rate of returns of the following individual investments are as follows:

	December 31, 2006		December 31, 2005
	Fair Value	Return	Fair Value	Return
Indymac Bank Top Tier Money Market Account*	$38,857,175	4.47%	$28,554,884	3.09%
Principal Money Market Fund	1,958,431	4.55%	633,771	2.72%
Principal Government & High Quality Bond Fund	4,744,443	4.15%	4,121,845	1.97%
Principal Large Cap Stock Index Fund*	7,511,963	15.46%	5,519,067	4.58%
Principal Large Company Growth Fund	4,276,505	9.67%	3,322,108	11.82%
Principal Large Company Value Fund	4,351,607	19.92%	2,523,651	6.73%
Principal Mid-Cap Stock Index Fund	2,652,002	10.04%	1,832,855	12.20%
Principal Small-Cap Stock Index Fund	4,181,554	14.84%	2,542,741	7.29%
American Century Small Cap Value Fund	4,413,577	15.52%	3,059,452	8.40%
American Funds Growth Fund of America R3	4,641,085	10.62%	2,955,179	13.87%
American Funds EuroPacific Growth R3*	10,605,241	21.43%	5,696,449	20.73%
T. Rowe Price Science & Technology Fund	2,549,750	7.10%	2,155,470	2.46%
T. Rowe Price Mid-Cap Growth Fund	4,644,643	6.79%	3,490,857	14.82%
T. Rowe Price Equity-Income Fund	6,573,355	19.14%	3,871,855	4.26%
Vanguard Growth & Income Fund *	8,935,850	14.01%	6,378,050	5.82%
Vanguard Asset Allocation Fund	4,939,681	16.02%	3,461,805	5.00%
Vanguard Total Bond Market Index Fund	4,884,059	4.27%	3,336,982	2.40%
Vanguard Explorer Fund	2,850,487	9.70%	1,585,654	9.28%
IndyMac Bancorp, Inc. Common Stock*	16,691,935	20.86%	12,801,246	17.96%
Countrywide Financial Corporation Common Stock	1,145,041	26.30%	1,013,942	(6.05)%

Total, excluding participant notes receivable	$141,408,384		$98,857,863

*	Represents 5% or more of the Plan’s net assets at December 31, 2006.
During the years ended December 31, 2006 and 2005, the Plan’s investments (including realized and unrealized gains and losses) appreciated (depreciated) in fair value as follows:

	December 31,
	2006	2005
Indymac money market and Principal pooled separate accounts:
Indymac Bank Top Tier Money Market Fund	$1,560,210	$772,758
Principal Money Market Fund	61,157	12,836
Principal Government & High Quality Bond Fund	176,819	76,301
Principal Large Cap Stock Index Fund	938,059	245,946
Principal Large Company Growth Fund	357,609	333,879
Principal Large Company Value Fund	616,879	143,069
Principal Mid-Cap Stock Index Fund	203,518	173,174
Principal Small-Cap Stock Index Fund	421,463	149,766

Indymac money market and Principal pooled separate accounts	4,335,714	1,907,729

	December 31,
	2006	2005
Mutual funds:
American Century Small Cap Value Fund	507,660	212,369
American Funds Growth Fund of America R3	372,628	339,028
American Funds Europacific Growth R3 Fund	1,428,615	796,505
T. Rowe Price Science & Technology Fund	153,734	55,107
T. Rowe Price Mid-Cap Growth Fund	248,278	446,153
T. Rowe Price Equity-Income Fund	817,625	116,234
Vanguard Growth and Income Fund	894,659	248,786
Vanguard Asset Allocation Fund	534,420	121,332
Vanguard Total Bond Market Index Fund	(10,424)	(53,921)
Vanguard Explorer Fund	166,243	137,583

Mutual funds	5,113,438	2,419,176

Losses on assets transferred from the Financial Freedom Plan	—	(74,370)

Common stock:
IndyMac Bancorp, Inc.	2,171,513	1,334,930
Countrywide Financial Corporation	229,342	(80,393)

Common stock	2,400,855	1,254,537

Net appreciation	$11,850,007	$5,507,072

NOTE 4 — RISKS AND UNCERTAINTIES
The Plan provides for various investments in pooled separate accounts, mutual funds and common stock. Investments in general are subject to various risks, such as interest rates, credit and overall market volatility risks. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments.
Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE 5 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.
NOTE 6 — TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service dated August 12, 2002, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated but the issuance of another determination letter was not required. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. During 2005, the Company determined the Plan may have inadvertently not been in compliance with certain Internal Revenue Code requirements governing employer matching contributions and Plan provisions related thereto for the Plan years 2005 and 2004. The Company and the Plan are undertaking the appropriate corrective actions to resolve this inadvertent noncompliance. The Plan is resolving this issue through the IRS Employee Plans Compliance Resolution System in order to maintain the qualification status of the Plan and anticipates a favorable outcome. This issue did not have a material effect on the Plan’s financial statements.
NOTE 7 — ADMINISTRATIVE EXPENSES
Recordkeeping fees are typically covered by the forfeitures of the Plan. For the plan years ended December 31, 2006 and 2005, these expenses approximated $315,000 and $260,000, respectively.

NOTE 8 — RELATED-PARTY TRANSACTIONS
Certain Plan investments are units of pooled separate accounts managed by Principal Life Insurance Company, the investment manager of the Plan. Participants also have the option to invest in the Indymac Bank Top Tier Money Market Savings account and IndyMac Bancorp, Inc. common stock. These transactions qualify as party-in-interest transactions, for which a statutory exemption exists.
NOTE 9 — SUBSEQUENT EVENTS
On April 1, 2007, the Company executed its definitive agreement with New York Mortgage Trust, Inc. (“NYMT”) to purchase certain assets of the retail mortgage banking platform of its wholly-owned taxable REIT subsidiary, The New York Mortgage Company, LLC (“NYMC”). The Company purchased substantially all of the operating assets related to NYMC’s retail mortgage banking platform and hired a majority of NYMC employees. The Company has amended the Plan document to consider an employee’s service with NYMC, for the purposes of the Plan, as service under the Plan.

IndyMac Bank, F.S.B. 401(k) Plan
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2006

	Description of
Identity of Issuer, Borrower, Lessor or Similar Party	Investment	Current Value
Indymac Bank*	Money Market	$38,857,175
Principal Life Insurance Company*	Money Market	1,958,431
Principal Life Insurance Company*	Government & High Quality Bond	4,744,443
Principal Life Insurance Company*	Large Cap Stock Index	7,511,963
Principal Life Insurance Company*	Large Company Growth	4,276,505
Principal Life Insurance Company*	Large Company Value	4,351,607
Principal Life Insurance Company*	Mid-Cap Index	2,652,002
Principal Life Insurance Company*	Small-Cap Index	4,181,554
American Century Investments	American Century Small Cap Value	4,413,577
American Funds	American Funds Growth AM R3	4,641,085
American Funds	Am Funds EuroPacific Growth R3	10,605,241
T. Rowe Price Funds	T. Rowe Price Science & Technology	2,549,750
T. Rowe Price Funds	T. Rowe Price Mid-Cap Growth	4,644,643
T. Rowe Price Funds	T. Rowe Price Equity-Income	6,573,355
Vanguard Group	Vanguard Growth & Income	8,935,850
Vanguard Group	Vanguard Asset Allocation	4,939,681
Vanguard Group	Vanguard Total Bond Market Index	4,884,059
Vanguard Group	Vanguard Explorer Fund	2,850,487
IndyMac Bancorp, Inc.*	Common Stock	16,691,935
Countrywide Financial Corporation	Common Stock	1,145,041
Participant Notes Receivable*	Rates range from 5.00% to 11.50%	3,910,858

Total		$145,319,242

*	Party-in-interest

IndyMac Bank, F.S.B. 401(k) Plan
Schedule H, Line 4(a) — Schedule of Delinquent Participant Contributions
Year Ended December 31, 2006

Participant Contributions Transferred	Total that Constitute Nonexempt
Late to the Plan	Prohibited Transactions
$847	$847